PIMCO Funds

Supplement Dated October 24, 2016 to the
Statement of Additional Information (the SAI), dated
July 29, 2016,  as supplemented from time to time

Disclosure Related to the PIMCO Government Money Market Fund (the Fund)

Investment Objectives

In July 2014 and September 2015, the SEC amended certain regulations that govern money market funds registered under the 1940 Act (Rule 2a 7 Amendments) to adopt several reforms, all of which became effective by October 14, 2016. First, the Rule 2a 7 Amendments allow (or, in certain circumstances, require) a money market fund to impose liquidity fees, and permit a money market fund to limit (or gate) redemptions for up to 10 business days in any 90-day period, when a funds liquidity levels fall below certain thresholds. Second, the Rule 2a 7 Amendments require institutional money market funds that do not qualify as government money market funds (as defined in the Rule 2a 7 Amendments) to transact fund shares based on a market based NAV (i.e., these funds will be required to float their NAVs). Retail and government money market funds are permitted to transact fund shares at a NAV calculated using the amortized cost method of valuation, and government money market funds are also exempted from the requirements that permit money market funds to impose liquidity fees and/or redemption gates. Additionally, the Rule disclosure and reporting requirements as well as enhanced portfolio quality and diversification requirements. The degree to which a money market fund is impacted by the Rule 2a 7 Amendments will depend upon the type of fund (institutional, retail or government). The PIMCO Government Money Market
Fund intends to operate as a government money market fund under the Rule 2a 7 Amendments.


A Fund (except the PIMCO Government Money Market Fund) may enter into reverse repurchase agreements, mortgage dollar rolls, and economically similar transactions.